FILE NO.



                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                              FORM U-1
                  APPLICATION/DECLARATION UNDER THE
              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

        WITH RESPECT TO THE ISSUANCE OF RATE REDUCTION BONDS
                      AND RELATED TRANSACTIONS

The Connecticut Light             Western Massachusetts Electric Company
  and Power Company               174 Brush Hill Avenue
107 Selden Street                 West Springfield, MA 01090
Berlin, CT 06037

               Public Service Company of New Hampshire
                           1000 Elm Street
                         Manchester, NH 03101
    (Names of companies filing this statement and addresses of principal executive offices)

                         NORTHEAST UTILITIES
                (Name of top registered holding company)
                            Cheryl W. Grise
             Senior Vice President, Secretary and General Counsel
                   Northeast Utilities Service Company
                           107 Selden Street
                            Berlin, CT 06037
                  (Name and address of agent for service)
The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                 Randy A. Shoop
Assistant General Counsel               Assistant Treasurer - Finance
Northeast Utilities Service Company     Northeast Utilities Service Company
P.O. Box 270                            P.O. Box 270
Hartford, CT 06141-0270                 Hartford, CT 06141-0270




                      Richard J. Wasserman, Esq.
                      Day, Berry & Howard LLP
                            CityPlace I
                      Hartford, CT 06103-3499



                I.  DESCRIPTION OF PROPOSED TRANSACTIONS

                A.  Introduction

1.  The Connecticut Light and Power Company ("CL&P"), Western
Massachusetts Electric Company ("WMECO"), and Public Service Company of New Hampshire ("PSNH" and, together with CL&P and WMECO, each a "Utility" and collectively the "Utilities"), each an electric utility subsidiary of Northeast Utilities ("NU"), a public holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby submit this application/declaration (the "Application") pursuant to Sections 6(a), 7, 9(a), 10, 12(b), (c), (f) and (g), and 13(b) of the Act and Rules
45(a), 45(b)(4), 46(a), 90 and 91 thereunder with respect to certain proposed transactions. Such proposed transactions involve (a) the formation of several new subsidiaries, which are expected to be limited liability companies (each a special purpose entity, or "SPE"); (b) the acquisition by each Utility of the equity interests in one or more SPEs; (c) the making of capital contributions by each of the Utilities to one or more SPEs; (d) the periodic payment by each SPE to the applicable Utility of any pre-tax investment income earned on such capital contributions; (e) the sale of RRB Property (as discussed and defined below) by each Utility to one or more SPEs in exchange for the net proceeds from the sale of RRBs (as discussed and defined below); (f) the issuance by the SPEs of RRBs or other related debt instruments either to the public or to a special purpose trust created by the agencies of the relevant state; and (g) the entry by each of the Utilities into servicing agreements and administration agreements with the SPEs. The Utilities further request that the Securities and Exchange Commission (the "Commission") grant such other authorizations as may be necessary in connection with the transactions described herein. As described in greater detail herein, the authorizations sought relate to the issuance of RRBs in stranded cost securitization transactions in connection with electric utility restructuring in Connecticut, Massachusetts, and New Hampshire. The Commission has recently authorized similar rate reduction bond transactions. See West Penn Power Company, HCAR No. 27091 (October 19, 1999); Central and South West Corporation, HCAR No. 27168 (April 20, 2000).

2. In a previous proceeding under the Act - see Northeast Utilities, et al., Application/Declaration on Form U-1, as amended, File No. 70-9541 (the "Use of Proceeds Filing"), granted and permitted to become effective in HCAR No. 27147 (March 7, 2000) (the "Use of Proceeds Order") - the Utilities sought and were granted authorization related to the use of proceeds from various restructuring transactions, including the issuance of the RRBs described herein. (FN 1)

                   B.  Background

3. The states in which CL&P, WMECO, and PSNH operate - Connecticut, Massachusetts, and New Hampshire, respectively - have enacted legislation that restructures the electric industries in such states by introducing retail competition in electricity generation.(FN 2) The new laws allow customers to choose their electric suppliers. Accordingly, energy prices will be based on competitive market forces rather than being set by the appropriate regulatory commission. The transmission and distribution of electricity will continue to be provided by the local utilities at regulated rates. The restructuring statutes also require electric utilities to institute rate reductions in amounts that vary from state to state. More detailed accounts of the restructuring of the electric industries in Connecticut, Massachusetts, and New Hampshire are contained in the Use of Proceeds Filing.

4. Prior to restructuring, electric utilities had monopolies to provide retail electric service within their service areas, with rates for retail sales of electricity established through the regulatory process. This generally enabled electric utilities to recover energy costs, costs of operations, depreciation attributable to capital costs, taxes, and a reasonable return on capital investment through its rates. Electric utilities were often required by the states in which they operate to construct generation facilities and enter into long-term contracts to buy power from non-utility generators. In a regulated market, electric utilities could expect to recover these and other prudently incurred costs through rate setting procedures.

5. In light of the transition to the new competitive environment, electric utilities will have certain "stranded costs" - i.e., costs that would have been recoverable in a regulated environment but are not expected to be recoverable as a result of the introduction of competition in the generation market. Such stranded costs may include previously incurred costs associated with generation facilities that have market values below their book value, costs associated with contracts to purchase electricity at above-market prices, and other external costs. To facilitate the transition, the restructuring statutes contain provisions which permit electric utilities to recover some or all of these costs through the collection from consumers of electricity located within the service area of the electric utility of a non-bypassable special charge (the "Transition Charge") (FN 3) that is based on the amount of electricity purchased by consumers, regardless of whether such consumer continues to purchase electricity from that electric utility.

6. The restructuring statutes in Connecticut, Massachusetts, and New Hampshire each provide for the use of securitization to facilitate utility restructurings. (FN 4) Under these securitization provisions (with respect to each state, the "Securitization Act" and, collectively, the "Securitization Acts"), electric utilities may petition the state public utilities commission for an order authorizing and setting forth the details of the securitization transaction (such order, a "Financing Order"). Generally, the use of securitization helps to reduce the carrying charge associated with electric utilities' stranded costs and results in lower rates for customers, thereby helping to achieve the overall rate reduction envisioned by electric industry restructuring. Thus, securitization is an important component of electric industry restructuring which allows utilities and regulators to work collaboratively to reduce customer rates and speed the introduction of competition.

7. The Securitization Acts each contain several important characteristics that are necessary in order for any securities issued as part of a securitization transaction to achieve investment grade ratings. These include the following:

    A portion of the Transition Charge may be securitized (such portion, the "RRB Charge"). The right of the utility to collect the RRB Charge is irrevocable, pursuant to a pledge by the relevant state (as discussed in more detail below), and the charge itself is non-bypassable to customers of the utility regardless of such customers' source of electric power.

    The right to collect the RRB Charge is established as a separate property right (the "RRB Property") that includes all right, title, and interest in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the RRB Charge.

    The RRB Property may be transferred by the electric utility to an SPE in a transaction that is treated as a true sale for bankruptcy purposes. As such, if the electric utility were to become the subject of a bankruptcy proceeding, the RRB Property would not be part of the electric utility's bankruptcy estate and therefore would not be subject to the claims of the electric utility's creditors.

    The electric utility is authorized to cause the issuance and sale of "electric rate reduction bonds" or "rate reduction bonds" ("RRBs"). The RRB Property is the principal asset underlying the RRBs.

    Any Financing Order issued must include a procedure for the periodic adjustment of RRB Charges. This true-up mechanism serves to reconcile the actual RRB Charges collected against the RRB Charges expected to have been collected. This true-up mechanism, however, does not involve any recourse to the electric utility.

    The state pledges and agrees that neither it nor any agency thereof will alter, amend, reduce or impair the Transition Charge, the RRB Charge, the RRB Property or the Financing Order and all rights thereunder, until RRBs and any interest, fees and expenses associated therewith are fully discharged, unless adequate provision is made for the protection of the owners of the RRB Property and holders of RRBs.

               C.  The Structure of the Proposed Transactions

8. In accordance with the legislative requirements described above, the Utilities each intend to use securitization as a means of recovering a portion of the stranded costs incurred as a result of electric industry restructuring in Connecticut, Massachusetts, and New Hampshire. In connection therewith, the Utilities have each applied for a Financing Order from the appropriate state public utilities commission. The structure of the transactions for each Utility will be substantially similar and will generally follow one of two formats. The first format (the "One Security Format") is set forth below. Because of the similarities to the One Security Format, the alternative format (the "Two Securities Format") will be described below, but only to the extent that it differs from the One Security Format.

             (i)  The One Security Format

           (a)  Formation and Capitalization of the SPE

9. The Utility will cause the organization of one or more bankruptcy remote, wholly-owned SPEs, each of which is expected to be a Delaware limited liability company authorized to acquire RRB Property and to issue RRBs. The utility will contribute as equity to the SPE cash equal to at least 0.50% of the initial principal balance of RRBs issued with respect to such SPE (the "Capital Amount"). This capitalization is required in order that the Utility may treat the RRB issuance by the SPE as debt for tax purposes. The SPE will invest the equity in financial instruments that are issued by parties unaffiliated with the Utility and that can be readily converted to cash. Investment earnings on the Capital Amount, to the extent not used to satisfy the RRBs, will be paid to the Utility periodically. The Capital Amount and any investment earnings thereon, to the extent not used to satisfy the RRBs, will be returned to the Utility after the RRBs are paid in full.

10. It is anticipated that the SPE will enter into an administration agreement (the "Administration Agreement") with the Utility, pursuant to which the Utility shall perform administrative services and provide facilities for the SPE to ensure that it is able to perform such day-to-day operations as are necessary to maintain its existence and perform its obligations under the securitization transaction documents. Under the Administration Agreement, the Utility will be entitled to receive an administration fee for its provision of such services and facilities. In order to support the SPE's status as a bankruptcy remote entity, separate and apart from the Utility, and to satisfy related rating agency and legal opinion requirements, the administration fee must be comparable to one negotiated in a market-based, arm's-length transaction - i.e., reasonable and sufficient for a similar, unaffiliated entity providing such services and facilities. Although this fee is expected to approximate each Utility's estimate of the actual cost of providing these services and facilities, (FN
5) the Utilities cannot be certain that this fee will meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. (FN
6) Accordingly, the Utilities request an exemption from these requirements.

              (b)  Sale of RRB Property

11. The Utility will sell the RRB Property to an SPE for an amount equal to the issue price of the RRBs less any transaction costs paid by the SPE from the proceeds of the RRBs. As provided for in the Securitization Acts, it is expected that the transfer will constitute a true sale for bankruptcy and commercial law purposes. Although the Utility will collect the billed RRB Charge as servicer for the RRBs (see paragraph 17 below), for legal purposes, the RRB Property will remain isolated from the Utility's revenues and assets. Isolating the RRB Property in this manner is intended to improve the likelihood that the RRBs will receive the highest possible credit rating.

                (c)  Issuance of RRBs

12. Pursuant to the Securitization Acts, the SPE will issue RRBs to underwriters. Such underwriters in turn will sell the RRBs to public investors. Each Utility presently expects that the following principal amount of RRBs will be issued on its behalf on or before August 31, 2005(FN
7)

                      CL&P   not to exceed $1.489 billion

                      WMECO    not to exceed $303 million

                      PSNH     not to exceed $725 million

13.  The RRBs will be in the form of promissory notes of the SPE.  The
RRBs will be nonrecourse to the Utility but will be secured by the assets of the SPE, including (i) the RRB Property (including by a statutory lien on the RRB Property as provided by the Securitization Acts), (ii) the accounts maintained by the SPE for payments on the RRBs (together the "Collection Account"), (iii) all amounts or investment property on deposit in or credited to the Collection Account from time to time, (iv) all other property of whatever kind (other than certain amounts owing to certain service providers) owned from time to time by the SPE, and (v) all rights of the SPE in and to the transaction documents, such as (a) the purchase agreement by which the SPE acquires the RRB Property and (b) the servicing agreement (the "Servicing Agreement") by which the Utility or any successor thereto acts as servicer (the "Servicer") for the RRB Property (as discussed in more detail in paragraph 17 below). The RRBs will not be subordinated to the claims of any creditors or the equity owner of the SPE, other than for payments of trustee, servicing, and administrative fees.

14. The RRBs will be issued in one or more series. Each series of RRBs may be offered in one or more classes, each expected to have a different principal amount, term, interest rate, and amortization schedule. Each Utility expects that the weighted average all-in cost of the RRBs issued on its behalf will not exceed the applicable U.S. Treasury bond benchmark security plus 300 basis points. The Utilities also expect that the RRBs will have legal maturities not longer than 15 years and that the longest-term RRBs will have scheduled maturities that are at least 6 months earlier, as necessary to meet the rating agencies' triple-A rating standards. (FN 8) Other terms and characteristics of the RRBs will be determined at the time of issuance based on then-current market conditions. The SPE may enter into swap agreements or other hedging arrangements solely to permit the issuance of variable rate RRBs. The cost of any such agreements or arrangements will be included in the weighted average all-in cost calculation referred to above.

15. The SPE and the holders of the RRBs will expressly agree under the terms of the applicable transaction documents to treat the RRBs as debt of the SPE for all purposes. For the Utility's financial reporting purposes, the RRBs will be treated as debt of the Utility, but the RRBs will not be recourse obligations of the Utility and will not be treated as debt of the utility for rating agency purposes. (FN 9)

16. The SPE will transfer to the Utility, as consideration for the transfer of the RRB Property to the SPE, the proceeds from the issuance of the RRBs, net of its transaction expenses. The Utilities plan to apply the proceeds of securitization, among other things, to pay for transaction costs, to buy out or renegotiate existing purchased power agreements with independent power producers, and to reduce their capitalization. The proposed use of the proceeds from all of the restructuring transactions is the subject of the Use of Proceeds Filing and the Use of Proceeds Order and is set forth in greater detail therein. The Utilities hereby incorporate by reference and in its entirety the Use of Proceeds Filing.

                 (d)  Servicing the RRBs

17. Through the transfer of the RRB Property to the SPE, the SPE will obtain the right and the obligation to assess and collect the RRB Charge. On behalf of the SPE, the Utility will act initially as the Servicer for the RRB Property and will be responsible for calculating, billing, collecting, and remitting the RRB Charge from all present and future customers that are obligated to pay such charge. Therefore, the Utility will carry out billing and collection activities both as Servicer with respect to the RRB Charge and as principal with respect to its own charges to be paid by such customers. The Utility can be replaced as Servicer only if it fails to perform its obligation under the Servicing Agreement satisfactorily, and it can resign only in limited circumstances.

18. As Servicer, the Utility will bill and collect the RRB Charge and retain all books and records regarding the RRB Charge, subject to the right of the SPE to inspect those records. The Utility, or any successor Servicer, will periodically remit (as frequently as required by the rating agencies and in all events within one calendar month of collection) the billed and collected RRB Charge to the trustee appointed under an indenture in connection with the issuance of the RRBs (the "RRB Trustee"). To the extent that estimation of such collections is required, the Utility will design a methodology that will be satisfactory to the rating agencies, and that will approximate most closely actual collections. The monies deposited with the RRB Trustee will be held in the Collection Account.

19. As initial Servicer, the Utility will be entitled to receive a servicing fee for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. In order to support the SPE's status as a bankruptcy remote entity, separate and apart from the Utility, and to satisfy related rating agency and legal opinion requirements, the servicing fee must be comparable to one negotiated in a market-based, arm's-length transaction - i.e., reasonable and sufficient for a similar, unaffiliated entity providing similar services. Although this fee is expected to approximate each Utility's estimate of the actual cost of providing these services, (FN 10) the Utilities cannot be certain that this fee will meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. (FN 11) Accordingly, the Utilities request an exemption from these requirements. See Central and South West Corporation, HCAR No. 27168 (April 20, 2000).

20. The RRB Charge will be established at a level (or at different levels during specified periods over the life of RRBs) intended to (i) provide for the full recovery of payments of interest and principal on RRBs, in accordance with the expected amortization schedule determined at the time of offering, (ii) provide credit enhancement, including any liquidity reserves and an amount for overcollateralization (the "Overcollateralization Amount"), and (iii) provide for any related fees, costs and expenses - based upon assumptions including sales forecasts, charge-offs, and lags between RRB Charge billing and collection by the Servicer.

21.  The Overcollateralization Amount will eventually reach at least
0.50% of the initial principal amount of the RRBs, and will be collected ratably over the expected term of the RRBs. The Utility has been advised that the Overcollateralization Amount is necessary for the RRBs to receive the highest possible credit rating.

22. As a result of the Overcollateralization Amount, the Utility expects to receive RRB Charge collections in excess of the total amount that will be paid on the RRBs plus the fees and expenses that will be paid by the SPE. After the date of the final payment of principal and interest on the RRBs, this excess will be applied as a credit to the Transition Charge or the Utility's other rates and charges that would otherwise be charged to the Utility's customers.

23. The level of the RRB Charge may differ during the term of the RRBs due to several factors, including changes in the principal balance of the RRBs, changes in the weighted average interest rate of RRBs as the relative principal balance outstanding changes, the impact of the variability of energy sales and customer movements in and out of the service territory, and changes in ongoing fees, costs, and expenses of the RRBs. In addition, the amount of the RRB Charge remitted relative to the amount billed will likely vary due to several factors, including changes in customer payment and charge-off patterns.

                   (e)  Credit Enhancement

24. In order to minimize the impact of variability in the remittance of the RRB Charge on the payment of principal, interest, fees, costs and expenses on RRBs, the Financing Order is expected to provide for the RRB Charge to be adjusted by a true-up mechanism at least annually to keep actual principal amortization in line with the expected amortization schedule. By means of this true-up mechanism, on at least an annual basis, the Utility, as Servicer (or any successor Servicer) on behalf of the SPE, will file the revised RRB Charge with the public utilities commission, which will become effective shortly thereafter.

25. Upon issuance of the initial series of RRBs, the SPE will establish the Collection Account, which will consist of at least four subaccounts: a general subaccount (the "General Subaccount"), a reserve subaccount (the "Reserve Subaccount"), a subaccount for the Overcollateralization Amount (the "Overcollateralization Subaccount"), and a subaccount for the Capital Amount (the "Capital Subaccount"). Additional subaccounts may be established in respect of additional credit enhancements or as necessitated for convenience by the transaction documents. These accounts will be maintained and administered in trust by the RRB Trustee.

26. The billed and collected RRB Charge will be remitted to the Collection Account. Amounts in the Collection Account will be used to pay the fees of the RRB Trustee, fees to the Servicer, administrative costs, operating expenses of the SPE, accrued but unpaid interest on all classes of the RRBs, and principal (to the extent scheduled) on the outstanding RRBs. Any remaining billed and collected RRB Charge will be allocated to the Capital Subaccount (to the extent that the Capital Subaccount is below the required capital level), the Overcollateralization Subaccount (to the extent scheduled), and then to the Reserve Subaccount.

27. If the billed and collected RRB Charge in any period is insufficient to satisfy the SPE's payment obligations on the RRBs, then amounts in the Reserve Subaccount, the accumulated Overcollateralization Amount, and Capital Amount will be used (in that order) to satisfy scheduled principal and interest payments. To the extent that the Overcollateralization Amount or the Capital Amount is used to satisfy principal and interest payments on the RRBs, the RRB Charge will be adjusted in the future to restore those amounts.

28. Investment earnings on amounts in the Collection Account also may be used to satisfy scheduled interest and principal payments on RRBs and to restore the Capital Amount and the scheduled Overcollateralization Amount. Except for earnings on the Capital Subaccount, any excess earnings will be remitted to the SPE and, after the last scheduled date for the payment of accrued interest and principal on the bonds, will be distributed to the Utility for the benefit of its customers. As indicated above, investment earnings on amounts in the Capital Subaccount, to the extent not used to satisfy the RRBs, will be paid to the Utility periodically. As also indicated above, amounts in the Capital Subaccount and any investment earnings thereon, to the extent not used to satisfy the RRBs, will be returned to the Utility after the RRBs are paid in full.

29. Other forms of credit enhancement customary for securitization transactions also might be used, such as a liquidity reserve, debt service reserve fund, bank letter of credit, or surety bond or similar insurance policy. If determined to be cost-effective, these forms of credit enhancement will be implemented at the time of bond pricing and the related cost will be recovered through the RRB Charge. The cost of any such credit enhancement will be included in the weighted average all-in cost calculation referred to in paragraph 14 above.

                  (f)  Defaults

30. The RRBs will provide for the following events of default: (i) a default in the payment of accrued interest on any class of RRBs (after a specified grace period); (ii) a default in the payment of outstanding principal as of the legal maturity date; (iii) a default in payment of the redemption price following a call as of the redemption date; (iv) certain breaches of covenants, representations or warranties by the SPE in the indenture under which the RRBs are issued; and (v) certain events of bankruptcy, insolvency, receivership or liquidation of the SPE.

31. In the event of a payment default on the RRBs, the RRB Trustee or holders of a majority in principal amount of all series then outstanding may declare the principal of all classes of the RRBs to be immediately due and payable. If all classes of the RRBs have been declared to be due and payable following an event of default, the RRB Trustee may, in its discretion, either sell the RRB Property or allow the SPE to maintain possession of the RRB Property and continue to apply receipts of the RRB Charge as if there had been no declaration of acceleration.

              (ii)  Two Securities Format

32. The alternative format that one or more of the Utilities might follow with respect to the proposed transactions is the same as the One Security Format in most respects. However, under the Two Securities Format, instead of issuing RRBs to capital market investors, the SPE will issue promissory notes (the "SPE Debt Securities") to a governmentally-sponsored trust established by one or more agencies of the state in which the Utility operates (the "Trust"). The SPE Debt Securities will be secured by the same assets of the SPE that the RRBs would be secured by under the One Security Format - i.e., the RRB Property and all of the other assets of the SPE. Overall, the characteristics of the SPE Debt Securities will be the same as those described for the RRBs under the One Security Format.

33. Under the Two Securities Format, the Trust will issue to underwriters RRBs in aggregate principal amount equal to the aggregate principal amount of the SPE Debt Securities. Such underwriters in turn will sell the RRBs to public investors.

34. The RRBs will be in the form of pass-through certificates representing beneficial ownership interests in the SPE Debt Securities held by the Trust. Each class of each series of RRBs will represent fractional undivided beneficial interests in a class of a series of SPE Debt Securities held by the Trust and the proceeds thereof. Therefore, each class of RRBs will have terms and characteristics that are substantially identical to the corresponding class of SPE Debt Securities. The RRBs will be secured by a statutory lien on the RRB Property as provided by the Securitization Acts. Under the Two Securities Format, the SPE or the Trust may enter into swap agreements or other hedging arrangements solely to permit the issuance of variable rate RRBs. In such case, the RRBs would also represent beneficial ownership interests in those agreements or arrangements. The cost of any such agreements or arrangements will be included in the weighted average all-in cost calculation referred to in paragraph 14 above.

35. Under the Two Securities format, the Trust will transfer the proceeds from the issuance of the RRBs, net of its transaction expenses, if any, to the SPE, as consideration for the SPE Debt Securities. The SPE will then transfer to the Utility, as consideration for the transfer of the RRB Property to the SPE, the balance of such RRB proceeds, net of any remaining transaction expenses.

            D.  Statement Pursuant to Rule 54

36. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

37. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $468.7 million, or approximately 78.7% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2000 ($595.6 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, HCAR No. 27148 (March 7, 2000).

38. In addition, NU and its subsidiaries are in compliance with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

          (i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC.

          (iii)NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries.

          (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding.

           (v) NU's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods.

           (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

              II.  FEES, COMMISSIONS AND EXPENSES

39. The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Utilities are expected to be comprised primarily of fees for ordinary legal, accounting and investment banking services and are not expected to exceed the following amounts, assuming the RRBs are fully issued:

                   CL&P   not to exceed $12 million

                   PSNH   not to exceed $8 million

                   WMECO  not to exceed $6 million


               III.  APPLICABLE STATUTORY PROVISIONS

40.  Sections 6(a), 7, 9(a), 10, 12(b), (c), (f) and (g), and 13(b) of
the Act and Rules 45(a), 45(b)(4), 46(a), 90 and 91 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transactions, the Utilities request appropriate orders thereunder. As noted above, the use of proceeds from various restructuring transactions, including the issuance of the RRBs, was the subject of the Use of Proceeds Filing and the Use of Proceeds Order.

                        IV.  REGULATORY APPROVALS

41. CL&P, WMECO, and PSNH are seeking approval for the proposed transactions from the Connecticut, Massachusetts, and New Hampshire public utilities commissions respectively. PSNH and WMECO will also request that the Connecticut public utilities commission waive the requirement that it approve their proposed RRB transactions.

                           V.  PROCEDURE

42. The Utilities hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H. The Utilities respectfully request the Commission's approval, pursuant to this Application, of the consummation by the Utilities on or prior to August 31, 2005 of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Part III above or otherwise. It is further requested that the Commission issue a single order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than August 15, 2000. Additionally, the Utilities (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

              VI.  EXHIBITS AND FINANCIAL STATEMENTS

43. Exhibits. Each Utility undertakes to file all material financing documents relating to its RRB transaction with the certificate filed pursuant to Rule 24 under the Act after the consummation of such transaction. The following exhibits are filed with this Application (or, if asterisked (*), will be filed by amendment to this Application).

         *C 1  Registration Statement on Form S-3 for the CL&P RRBs

         *C 2  Registration Statement on Form S-3 for the WMECO RRBs

         *C 3   Registration Statement on Form S-3 for the PSNH RRBs

         D 1.1   Application of CL&P to the Connecticut Department of Public
Utility Control for Approval of the Issuance of Rate Reduction Bonds and Related Transactions

         *D 1.2   Financing Order of the Connecticut Department of Public
Utility Control

          D 2.1   Petition of WMECO to the Massachusetts Department of
Telecommunications and Energy for Approval of the Issuance of Electric Rate Reduction Bonds

          *D 2.2   Financing Order of the Massachusetts Department of
Telecommunications and Energy

          *D 2.3   Application of WMECO to the Connecticut Department of
Public Utility Control for Waiver of Approval for the Issuance of Electric Rate Reduction Bonds

          *D 2.4   Connecticut Department of Public Utility Control Waiver of
Approval for the Issuance of Electric Rate Reduction Bonds by WMECO

          D 3.1    PSNH's Settlement Agreement (Exhibit 10.2, NU Form 10-Q
for Quarter ended June 30, 1999, File No. 1-5324)

          D 3.2.1 PSNH's Settlement Order

         *D 3.2.2 Finance Order of the New Hampshire Public Utilities
Commission

         *D 3.3 Application of PSNH to the Connecticut Department of Public Utility Control for Waiver of Approval for the Issuance of Electric
Rate Reduction Bonds

         *D 3.4 Connecticut Department of Public Utility Control Waiver of Approval for the Issuance of Electric Rate Reduction Bonds by PSNH

         *F  Opinion of Counsel

         *G 1  CL&P Financial Data Schedule

          *G 2  WMECO Financial Data Schedule

          *G 3  PSNH Financial Data Schedule

           H  Proposed Form of Notice

44. Financial Statements. The following financial statements will be filed by amendment to this Application.

1.   Northeast Utilities (consolidated)

         1.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

         1.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

2.  Northeast Utilities (parent company only)

        2.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

        2.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

3.  The Connecticut Light and Power Company

          3.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

          3.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

4.  Western Massachusetts Electric Company

         4.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

         4.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

5.  Public Service Company of New Hampshire

         5.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

         5.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

           VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

45. (a) The financial transactions described herein do not involve a major Federal action significantly affecting the quality of the environment.

 (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

                            SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

THE CONNECTICUT LIGHT AND POWER COMPANY

By: /s/Randy A. Shoop
Randy A. Shoop
Treasurer

WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

By:  /s/Randy A. Shoop
Randy A. Shoop
Assistant Treasurer - Finance
Date: June 15, 2000


Footnotes:

1. The authorizations sought in the Use of Proceeds Filing - and granted by the Commission in the Use of Proceeds Order - related to the capital restructuring of the NU system in connection with electric utility restructuring in Connecticut, Massachusetts, and New Hampshire and the related required asset divestitures and the issuance of rate reduction bonds in such states. The Commission's authorization will permit NU and its subsidiaries to use the proceeds of such divestitures and rate reduction bond issuances, among other things, to reduce and adjust their capital structures by retiring outstanding debt, preferred stock and common equity, and to buy down existing power purchase agreements with independent power producers.

2.  An Act Concerning Electric Restructuring, 1998 Conn. Acts. 98-28
(Reg. Sess.); The Massachusetts Electric Industry Restructuring Act, 1997 Mass. Acts 164; N.H. Rev. Stat. Ann. ("RSA") 374-F.
In New Hampshire, the enactment of RSA 374-F was followed by several governmental actions relating to electric industry restructuring, including:
(1) the initiation by the New Hampshire Public Utilities Commission (the "NHPUC") of Docket No. DR 96-150, an administrative proceeding to consider restructuring; (2) the issuance by the NHPUC on February 28, 1997 of a restructuring order in Docket No. DR 96-150; (3) the enactment in 1999 of 1999 N.H. Laws 289, including RSA 369-A, which made certain changes to the law regarding implementation of restructuring and authorized the NHPUC to consider whether implementation of securitization will result in benefits to customers and to issue an order approving securitization, subject to the enactment of future enabling legislation; (4) the execution and delivery by the Governor of New Hampshire, the Staff of the NHPUC, the Company, and certain other parties of an Agreement to Settle PSNH Restructuring dated August 2, 1999 (the "Settlement Agreement"), which is designed to, among other things, to provide resolution to all major issues pertaining to PSNH in Docket No. DR 96-150 and to result in the restructuring of PSNH in compliance with the objectives of the legislature and the NHPUC; (5) following the execution and delivery of the Settlement Agreement, the initiation by the NHPUC of Docket No. DE 99-099, an administrative proceeding to consider the Settlement Agreement, including the securitization proposal contained therein; (6) the issuance by the NHPUC on April 19, 2000 of an order in Docket No. DE 99-099 (Order No. 23,443) approving, with modifications and conditions, the Settlement Agreement (the "Settlement Order"); and (7) the enactment in 2000 of 2000 N.H. Laws 249, which, among other things, includes securitization enabling legislation, RSA 369-B.

3. Connecticut, Massachusetts, and New Hampshire use different terms to refer to analogous securitization-related concepts. Generic, non-state-specific defined terms are used throughout this application to refer to such concepts.

4.  See 1998 Conn. Acts. 98-28 (Reg. Sess.), Sections 8-14, codified at
Conn. Gen. Stat. Sections 16-245e to 16-245k; 1997 Mass. Acts 164, Section 193, codified at M.G.L. c. 164, Sections 1G-1H; RSA 369-B.
Securitization is the financing of a specific asset or pool of assets, through the issuance of securities, frequently referred to as "asset-backed securities" ("ABS"). For debt service and repayment of principal, these securities rely solely on the revenue stream underlying the asset or pool of assets, and as a result, their ratings are dependent upon the predictability or volatility of that associated cash flow. The structure of a typical ABS transaction is based on the underlying assets and the expected cash flows to be generated by those assets. In general, the original owner of the underlying asset sells the asset to a special-purpose financing entity. That entity then issues securities (directly or indirectly), for which the primary source of payment of principal and interest is the cash flow generated by the underlying asset that was sold.

5. The annual administration fee applicable to each Utility's proposed RRB transaction shall not exceed $75,000.

6. Generally, Rule 91 requires "a fair and equitable allocation of expenses" and allows "reasonable compensation for necessary capital procured."

7. The "not to exceed" principal amounts set forth below are consistent with the authorizations sought by the Utilities in the Use of Proceeds Filing and granted by the Commission in the Use of Proceeds Order.

8. Legal maturity is the date on which nonpayment constitutes a default. Scheduled maturity is the date on which the final principal payment is expected to be made.

The Utilities expect the Financing Orders to include guidance with respect to RRB maturities. The Securitization Acts also include such guidance. See Conn. Gen. Stat. Section 16-245j(c)(6); M.G.L. c. 164, Section 1H(b)(4)(vi); RSA 369-B:5, VIII.

9. The Utilities note that, as a result of increased debt from the issuance of the RRBs, NU and the Utilities will fall below the Commission's benchmark 30% common equity-to-total capitalization ratio. See Use of Proceeds Order.

10.  The annual servicing fee applicable to CL&P's and WMECO's proposed
RRB transactions shall equal approximately 0.05% of the initial principal balance of RRBs. The annual servicing fee applicable to PSNH's proposed RRB transaction shall equal approximately 0.25% of the outstanding principal balance of RRBs.

The servicing fee paid to the Utility will be lower than the servicing fee paid to a successor Servicer that does not concurrently bill the RRB Charge with charges for other services due to the fact that the successor Servicer would not otherwise be sending bills to and making collections from customers, and therefore the cost to that successor Servicer associated with servicing the RRB Charge and the RRBs is higher.